FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

#128, 7900 Callaghan Road

San Antonio, Texas 78229

Item 2 Date of Material Change

July 11, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on July 11, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 11, 2025.

Schedule "A"

HIVE Digital Technologies Exceeds 12 EH/s Milestone, Achieves $250 Million Annual Run Rate Revenue as Paraguay Expansion Progresses

This news release constitutes a "designated news release for the purposes of the Company's amended and restated prospectus supplement dated May 14, 2025, to its short form base shelf prospectus dated September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - July 11, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE)

(NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is proud to announce it has exceeded 12 Exahash per second (EH/s) of global Bitcoin mining hashrate-doubling from 6 EH/s at the start of 2025-and has surpassed a $250 million annualized run rate* revenue.

This performance milestone reflects HIVE's extraordinary buildout in Yguazú, Paraguay, where the Company is rapidly constructing three state-of-the-art, hydro-powered data center campuses, intending to transform the region into a new epicenter of Bitcoin innovation and renewable infrastructure.

From Vision to Velocity

The expansion of Phase 2 at the Yguazú site is well underway, with 1 EH/s of next-generation Bitmain S21+ Hydro ASIC miners now hashing in HIVE's fleet, with full deployment expected to reach 6.5 EH/s by late August. With this momentum, the Company remains on track to achieve 18 EH/s by summer's end and 25 EH/s by American Thanksgiving 2025.

Photo: Aerial viewof Phase 2 progress at HIVE's Yguazú campus.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/258539_db9c4758b4da9ad9_001full.jpg

"HIVE has doubled in its EH/s in just six months, a testament to our team's relentless execution and our strategic vision," said Frank Holmes, Co-Founder and Executive Chairman. "We're building high-performance campuses at hyper speed, turning Paraguay into a global hub for sustainable Bitcoin mining data centers and laying the groundwork for the AI data center era now soaring."

Operational Scale with Expanding Margins

"Phase 2 is already online and hashing efficiently with 20 J/TH fleet performance," said Aydin Kilic, President & CEO. "As of yesterday, we achieved a $250 million annual run rate* revenue, as we are now mining over 6 BTC daily across our global Bitcoin operations, and growing, at a mining margin* of approximately 55%. Once we hit 18 EH/s, we expect approximately $400 million in annual run rate revenue, with 18.5 J/TH global average fleet efficiency and expanding mining margins* approaching 60% after electrical costs at current hashprice."

Setting New Standards in Speed, Scale, and Impact

HIVE's Paraguay development is being recognized across the industry as a blueprint for infrastructure execution, striking a balance between unprecedented deployment speed and deep community impact.

The project has already generated hundreds of local jobs, energized new regional infrastructure, and set a global benchmark for sustainability in digital asset mining.

Photo: Operations Manager Carlos Torres, COO Luke Rossy, President and CEO Aydin Kilic, and

Country President Gabriel Lamas at HIVE's Yguazú site.

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/258539_db9c4758b4da9ad9_002full.jpg

"The velocity of HIVE's buildout in Paraguay is breathtaking," said Luke Rossy, Chief Operating Officer. "Gabriel Lamas and his local team are working around the clock. They're not just meeting industry expectations-they're rewriting them."

"What's truly remarkable is the vision of HIVE's executive team and their unwavering belief in Paraguay," said Gabriel Lamas, HIVE's Country President. "We're not just building data centers-we're creating economic opportunity, delivering social impact by lighting the streets of Valenzuela at night and installing air conditioning in local grade schools, and developing digital infrastructure on a scale few thought possible."

* As used herein, "Mining Margin" is calculated by dividing the mining profit (revenue generated from mining activities minus power costs related to those activities) by the total revenue generated from mining activities and expressed as a percentage. In mining, the most significant expense is power costs. These non-GAAP measures should be read in conjunction with and should not be viewed as alternatives to or replacements for measures of operating results and liquidity presented in accordance with GAAP in HIVE's quarterly and annual financial statements.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure data centers, powered exclusively by renewable hydroelectric energy. With a global footprint in Canada, Sweden, and Paraguay, HIVE is committed to operational excellence, green energy leadership, and scaling the future of digital finance and computing, while creating long-term value for its shareholders and host communities.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the newsite in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/258539